

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2015

<u>Via E-mail</u>
Mr. Thomas J. Fitzpatrick
Chief Financial Officer and
  Chief Administrative Officer
Iridium Communications Inc.
1750 Tysons Boulevard
Suite 1400
McLean, VA 22102

       Re: Iridium Communications Inc.
               Form 10-K for Fiscal Year Ended December 31, 2013
               Filed March 4, 2014
               File No. 001-33963

Dear Mr. Fitzpatrick:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Robert S. Littlepage, for

                        Larry Spirgel
                        Assistant Director